CARL ZEISS MEDITEC

2009 MAR -9 A 11:44

Carl Zeiss Meditec AG 07740 Jena

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C. 20549
United States

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Phone: +49 36 41/ 220-105
Fax: +49 36 41/ 220-117
e-mail: j.brajer@meditec.zeiss.com


09045545

Division/Dept.: Corporate Affairs
Your contact: Jens Brajer

Our ref.: JB/LFi
Date: 2009-02-13

File No. 82-34817

SUPPL

Dear Ladies and Gentlemen,

Please find attached the following documents they were released to our shareholders:

Type of document	Date of release
Press Release	2009-02-12
Press Release	2009-02-13

PROCESSED
MAR 1 2 2009
THOMSON REUTERS

Best regards,

Carl Zeiss Meditec AG
i. V.

Jens Brajer
Director Corporate Affairs

i. A.

Lydia Fischer
Assistant Corporate Affairs



CARL ZEISS MEDITEC

New System for Eye Surgery a Winner for Carl Zeiss Meditec in India

Innovative product designed for growth markets successfully launched – Carl Zeiss Meditec now the single-source partner for all systems required for cataract treatment

(JENA, 12 February 2009) Carl Zeiss Meditec successfully launched its new Visalis 100 system for the surgical treatment of cataracts at the most important ophthalmic meeting in India, the AIOC (All India Ophthalmology Congress) – which took place this year in Jaipur from 5 – 8 February. For the first time, the company chose a growth market for the initial presentation of an innovation.

With this new system, Carl Zeiss Meditec is further expanding its extensive offering of innovative solutions for eye surgery. At the same time, Visalis 100 is the first system the medical technology provider is offering that is specifically tailored to the needs of doctors in emerging markets. With this new product, the company is reacting to the continuing high level of demand for eye surgery systems particularly in Asia, but also in other regions. "The response from doctors was outstanding. The resulting demand clearly confirms our strategy to continue focusing our developments on the requirements of our customers in the various regions of the world," emphasizes Dr. Michael Kaschke, President and CEO of Carl Zeiss Meditec AG.

The new Visalis 100 system enables the surgical removal of the natural, diseased lens from the eye during cataract surgery (phaco-emulsification). On the introduction of the system, customers were particularly impressed by its outstanding ease of use and its carefully matched performance parameters. The Visalis 100 ideally rounds off

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CARL ZEISS MEDITEC

Carl Zeiss Meditec's portfolio of innovative solutions for eye surgery. It can now offer doctors and hospitals a full line of products for cataract treatment including diagnostic instruments, surgical microsopes, a phaco system, intraocular lenses and systems for follow-up care – all from a single source.

"Particularly in the current phase of the global economy, we are placing increased emphasis on innovation that is sharply focused on customer requirements. Visalis 100 is a further example of the implementation of this goal. We recognized the importance of the newly industrializing countries for our growth at an early stage. Therefore, it was a logical step for us to introduce Visalis 100 as our own system specially tailored to the needs of these markets and hence make the promise of the ZEISS brand something that people could more actively experience in these markets," Dr. Michael Kaschke concluded.

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Contacts:

Eva Sesselmann
Director Corporate Communications
Carl Zeiss Meditec AG
Göschwitzer Strasse 51-52
07745 Jena, Germany
Phone: +49 (0) 3641/ 220-331
Fax: +49 (0) 3641/ 220-112
Email: press@meditec.zeiss.com

Patrick Kofler
Director Investor Relations
Carl Zeiss Meditec AG
Göschwitzer Strasse 51-52
07745 Jena, Germany
Phone: +49 (0) 3641/ 220-106
Fax: +49 (0) 3641/ 220-117
Email: investors@meditec.zeiss.com

Brief profile

Carl Zeiss Meditec AG (ISIN: DE 0005313704), which is listed on TecDAX of the German stock exchange, is one of the world's leading medical technology companies.

The Company supplies innovative technologies and application-oriented solutions which enable doctors to improve the quality of life of their patients. The Company offers complete solutions, including implants and consumables, to diagnose and treat ophthalmic diseases. In the field of Neuro/ENT surgery the Company provides innovative visualization solutions. Carl Zeiss Meditec's medical technology portfolio is rounded off by promising future technologies such as intraoperative radiotherapy.

The Company's around 2,100 employees generated revenue of about EUR 600 million in fiscal year 2007/08 (ended Sept. 30). The headquarters of Carl Zeiss Meditec are located in Jena, Germany. In addition to other subsidiaries in Germany, the Company is represented

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by over 50 percent of its employees at sites in the USA, Japan, Spain and France.

Thirty-five percent of Carl Zeiss Meditec's shares are in free float. The remaining 65 percent are held by Carl Zeiss AG, one of the world's leading groups engaged in the optical and opto-electronics industry. The five independently run business segments of Carl Zeiss AG operate in the future-oriented markets "Medical and Research Solutions", "Industrial Solutions" and "Lifestyle Products". Carl Zeiss AG is headquartered in Oberkochen, Germany. During fiscal year 2007/08 (ended Sept. 30) the company generated revenues of about EUR 2.7 billion. Carl Zeiss has around 13,000 employees in more than 30 countries, including more than 8,000 in Germany.

For further information please visit our website at:
www.meditec.zeiss.com

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CARL ZEISS MEDITEC

Carl Zeiss Meditec defies the crisis in the first quarter of 2008/2009

Revenue grows 25% year-on-year – Short-term outlook uncertain due to economic situation in a number of markets

(JENA, 13 February 2009) Carl Zeiss Meditec made a good start to the financial year, despite unfavorable general economic conditions in a number of markets, and has managed to defy the effects of the weaker economy in the first quarter of 2008/2009. First-quarter revenue totalled EUR 177.9 million (1 October 2008 - 31 December 2008), compared with EUR 141.8 million in the previous year. This corresponds to an increase of 25.5% year-on-year. Almost all of Carl Zeiss Meditec's reporting regions contributed to this revenue growth, with the strongest drivers being the "Americas" and the "Asia/Pacific" regions.

In the first three months of financial year 2008/2009 Carl Zeiss Meditec has shown that solid and sustainable earnings growth is possible, even in a difficult market environment. EBIT increased in the first quarter of 2008/2009 from EUR 14.0 million in the previous year to EUR 21.5 million. The EBIT margin was 12.1%, compared with 9.9% in the previous year. Consolidated net income after minority interest also improved, increasing to EUR 12.7 million in the first three months of 2008/2009, compared with EUR 11.6 million in the previous year. Earnings per share after minority interest thus improved in the first quarter of 2008/2009 from EUR 0.14 to EUR 0.16.

"Despite a difficult market environment, Carl Zeiss Meditec made a good start to financial year 2008/2009. We significantly increased both our revenue and earnings from the previous year," says Dr. Michael Kaschke, President and CEO of Carl Zeiss Meditec AG.

Revenue by business unit

Revenue in the "Ophthalmic Systems" strategic business unit, which mainly deals in diagnostic and treatment systems for ophthalmology, increased by 39.8% year-on-year, from EUR 63.8 million to EUR 89.2 million. A positive effect was had in particular by the relative strength of the US dollar and the Japanese yen against the euro, and the improvement in the USA compared with a weak first quarter the previous year.

In the "Surgical Ophthalmology" strategic business unit, which mainly deals in implants and consumables for ophthalmology, Carl Zeiss Meditec generated revenue of EUR 19.3 million (previous year: EUR 18.8 million). This

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encouraging performance is attributable to the successful establishment of the intraocular lenses newly launched in the previous year.

The positive development of revenue in the "Microsurgery" strategic business unit (formerly: Neuro/ENT Surgery) continued in the first three months of financial year 2008/2009. Carl Zeiss Meditec generated revenue of EUR 69.4 in this SBU (previous year: EUR 59.1 million) in the first quarter of 2008/2009. This growth was again driven by the innovative surgical microscopes OPMI® Pentero® for neurosurgery and OPMI Lumera® for ophthalmic surgery.

The "Microsurgery" SBU thus accounted for a 39.0% share of revenue (previous year: 41.7%), while the "Ophthalmic Systems" SBU accounted for 50.1% (previous year: 45.0%); the "Surgical Ophthalmology" SBU accounted for the remaining 10.9% (previous year: 13.3%).

Revenue by region

The "Americas" region was once again the strongest generator of sales in the first three months of 2008/2009. Revenue in this region rose by 27.0% year-on-year to EUR 65.6 million (previous year: EUR 51.7 million). In addition to these encouraging sales, the recovering strength of the US dollar against the euro also had a positive effect. The region's share of revenue remained almost constant at 36.9% (previous year: 36.5%).

The share of revenue generated in the "Asia/Pacific" region increased in the first three months of 2008/2009, from 20.0% in the same period of the previous year to 25.7%. This region thus generated revenue of EUR 45.7 million in the reporting period (previous year: EUR 28.3 million), corresponding to an increase of 61.4%, which is also attributable to dynamic growth in the Japanese market.

Revenue in the "Europe, Middle East and Africa" ("EMEA") region increased by 10.8% to EUR 53.9 million (previous year: EUR 48.7 million). Positive influences came from sales of innovative diagnostic equipment, surgical microscopes and intraocular lenses. The proportion of revenue generated by this region decreased year-on-year from 34.3% to 30.3%. The proportion of Carl Zeiss Meditec's revenue generated by Germany as a regional market decreased compared with the same period of the previous year from 9.2% to 7.1%.

"The positive trend in the first quarter once again highlights the advantage Carl Zeiss Meditec has with its wide-range and well balanced portfolio, as well as our Company's global orientation," continued Dr. Michael Kaschke.

Short-term outlook difficult to forecast

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"Given the uncertain general economic conditions, it is difficult to make a reliable and concrete statement regarding the outlook for financial year 2008/2009. We will, however, continue to prove our innovative strength by expanding our portfolio, even at this challenging time, with the launch of new products. At the same time, we will further consolidate our efforts particularly in markets with short-term growth opportunities. Our objective remains to further improve our profitability, without neglecting important strategic investments," concluded Dr. Kaschke.

Contact person:

Eva Sesselmann
Director Corporate Communications
Carl Zeiss Meditec AG
Göschwitzer Straße 51-52
07745 Jena
Telephone: +49 3641 220-331
Fax: +49 3641 220-112
E-mail: press@meditec.zeiss.com

Patrick Kofler
Director Investor Relations
Carl Zeiss Meditec AG
Göschwitzer Straße 51-52
07745 Jena
Telephone: +49 3641 220-106
Fax: +49 3641 220-117
E-mail: investors@meditec.zeiss.com

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CARL ZEISS MEDITEC

Brief profile

Carl Zeiss Meditec AG (ISIN: DE 0005313704) is listed in the TecDAX of the Deutsche Börse and is one of the world's leading medical technology suppliers.

The company supplies innovative technologies and application-oriented solutions designed to help doctors improve the quality of life of their patients. It provides complete packages of solutions for the diagnosis and treatment of eye diseases - including implants and consumable materials. The company creates innovative visualisation solutions in the field of neuro/ENT surgery. Carl Zeiss Meditec's medical technology portfolio is rounded off by promising future technologies such as intraoperative radiation therapy.

In financial year 2007/2008 (30 September) the around 2,100 employees generated revenue of approximately EUR 600 million. The head office of Carl Zeiss Meditec is in Jena, Germany. The company has subsidiaries in Germany and abroad; more than 50 percent of its employees are based in the USA, Japan, Spain and France.

Thirty-five percent of Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss AG, one of the world's leading groups engaged in the optical and opto-electronics industry. The five independently managed business units of Carl Zeiss AG operate in the future-oriented markets of "Medical and Research Solutions", "Industrial Solutions" and "Lifestyle Products". The head office of Carl Zeiss AG is in Oberkochen, Germany. In financial year 2007/08 (balance sheet date 30 September) the group posted sales of around EUR 2.7 billion. Carl Zeiss employs around 13,000 staff in more than 30 countries, therof over 8,000 in Germany.

Further information can be obtained from: http://www.meditec.zeiss.de

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